QUESTION 77C.

Annual Shareholders Meeting

The Funds annual meeting of shareholders was held on
May 9, 2002. At the meeting, shareholders voted to reelect Julian M.I. Reid and Timothy Kimber as Directors. The resulting vote count is indicated below:
Julian M.I. Reid        For: 3,677,791
Withheld Authority: 693,985
Timothy Kimber  For: 3,677,503
Withheld Authority: 694,273
In addition to the above reelected Directors, Jean Jocelyn de Chasteauneuf, A. Douglas Eu, Ernest L. Rene Noel and Ashok V. Desai continue to serve as Directors of the Fund.

The other proposal presented for a shareholder vote at that meeting related to an amendment to the Funds investment policies. The approval by the stockholders of this proposal would amend the Fund's investment policy to require that under normal circumstances, at least 80 percent of the Funds assets be invested in equity securities issued by Indian companies. At the May 9, 2002 meeting, this proposal did not receive a sufficient number of votes for its approval. The meeting was adjourned until June 6, 2002 to permit the solicitation of additional proxies. On June 6, 2002, the meeting reconvened and shareholders voted to approve the amendment to the investment policy. The resulting vote count is indicated below:

For 2,239,614
Against 1,104,596
Withheld Authority 23,284